UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Plant Lease

On August 2, 2022, Bit Brother New York Inc. (“BTB NY”), a subsidiary of Bit Brother Limited (the “Company”), entered into a plant lease (the “Lease”) with Petawatt Properties LLC (“Petawatt”) for approximately 220,000 square feet of space located at 695 West End Avenue, Carthage, County of Jefferson, New York (the “Plant”), having a 10 year term beginning on September 1, 2022 and ending on August 31, 2032 with an annual rental rate of US$1 million. Pursuant to the terms of the Lease, BTB NY paid a deposit (the “Deposit”) of US$100,000 and deposited US$3,900,000 (the “Escrow Amount”) as the first four years of rent, minus the Deposit, into an escrow account subject to an escrow agreement between BTB NY, Petawatt and an escrow agent dated of the same date. The rent shall be payable to Petawatt on August 1 for each year of the lease term.

The Plant is currently capable of hosting 12.5 megawatts of renewable or carbon neutral energy for BTB NY’s computer equipment, and can house BTB NY’s miners and equipment in containers outside the Plant. Pursuant to the terms of the Lease, Petawatt shall assist BTB NY in entering into supply agreements for an aggregate of 62.5 megawatts to be delivered to the Plant (the “Supply Agreements”), at a price not to exceed an average of $50 per megawatt, and on terms reasonably satisfactory to BTB NY.

In the event that (i) the first 12.5 megawatts of renewable or carbon neutral power is not available to BTB NY on or before October 1, 2022, (ii) the Supply Agreements are not executed before September 1, 2022, (iii) Petawatt is unable to deliver an amended certificate of occupancy for the Plant that shall permit use of the Plant for a supercomputer center in the name of BTB NY before September 1, 2022, or (iv) Petawatt is unable to deliver the Plant to BTB NY in a condition which is in compliance with all applicable laws, rules and regulations, BTB NY shall have the right to terminate the Lease and Petawatt shall immediately refund to BTB NY the Escrow Amount

The Lease is inclusive of all existing electrical and data center infrastructure at the Plant, including medium voltage interconnect, transformers, PDUs, racks, and networking equipment. In the event that BTB NY acquires a majority ownership of Petawatt (the “Acquisition”), any rent paid by BTB NY to Petawatt and any infrastructure costs paid by BTB NY prior to the time of the Acquisition will be deducted from the total purchase price for the Acquisition.

The foregoing description of the Lease does not purport to be complete and is qualified in its entirety by reference to the Lease, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Exhibits.

Exhibit No.	Description
99.1	Plant Lease Agreement, dated August 2, 2022, by and between Bit Brother New York Inc. and Petawatt Properties LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2022

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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